U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Rick Tuberosa
                                                  6507 King Palm Way
                                                  Apollo Beach, FL  33572

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)                           ###-##-####

4.   Statement for Month, Year                    January, 2000

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Former Director
          (Check all applicable)

7.   Individual or Joint/Group Filing             _x_ Form filed by one
                                                      Reporting Person
                                                      (Check Applicable Line)
                                                  ___ Form filed by more than
                                                      one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                            Common Stock

2.   Transaction Date    (Month/Day/Year)         January, 2000

3.   Transaction Code (Instr. 8)                  Code: S

4.   Securities Acquired (A) or Disposed of (D)   Amount: 10,100 total shares
                                                  (10,100 shares comprised of
                                                  100 Direct shares  and
                                                  10,000 Indirect shares)
                                                  (A) or (D) D
                                                  Price:  $3.56 - 4.38

5.   Amount of Securities Beneficially
     Owned at End of Month                        104,229

6.   Ownership form:                              (D) 500
     Direct (D) or Indirect (I)                   (I) 103,729

7.   Nature of Indirect                           Mr. Tuberosa is owner-operator
     Beneficial Ownership                         and majority shareholder of
                                                  Palm State Equities, Inc. and
                                                  holds the stock as
                                                  beneficial owner of such
                                                  shares, including shares
                                                  held indirectly by Mr.
                                                  Tuberosa's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                   N/A

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                              Code:
                                                 V:
5. Number of Derivative Securities Acquired (A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date          Date Exercisable:
     (Month/Day/Year)                            Expiration Date:

7. Title and Amount of Underlying Securities     Title:
                                                 Amount of Number of Shares:

8.  Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



Signature of Reporting Person

/s/ Rick Tuberosa

Rick Tuberosa

Date:  February 10, 2000